UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated August 3, 2018

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒          Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

 Enclosure:  STMicroelectronics N.V.’s Second Quarter and First Half ended June 30, 2018:

•	Operating and Financial Review and Prospects;

•
Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three and six months ended June 30, 2018; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes‑Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three and six months ended June 30, 2018 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended December 31, 2017 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 1, 2018 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward‑looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward‑looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward‑Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20‑F. We assume no obligation to update the forward‑looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•	Critical Accounting Policies using Significant Estimates.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three and six months ended June 30, 2018 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the third quarter of 2018.

•	Other Developments in the second quarter of 2018.

•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three and six months ended June 30, 2018, as well as segment information.

•	Legal Proceedings.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Impact of Recently Issued U.S. Accounting Standards.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

STMicroelectronics N.V. (“ST” or the “Company”) is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first half of 2018 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F except the new guidance on revenue recognition and pensions detailed in Note 5 Recent Accounting Announcements. Prior periods have been restated following the implementation of the new guidance on pensions.

Fiscal Year

Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2018 ended on March 31, 2018, the second quarter ended on June 30. The third quarter will end on September 29 and the fourth quarter will end on December 31, 2018. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2017 and 2018.

	Q1	Q2	Q3	Q4
	Days
2017	91	91	91	92
2018	90	91	91	93

Business Overview

Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	June 30, 2018	March 31, 2018	July 1, 2017	Sequential	Year‑Over‑Year
	(In millions, except per share amounts)
Net revenues	$2,269	$2,226	$1,923	1.9%	18.0%
Gross profit	911	888	737	2.7%	23.6%
Gross margin as percentage of net revenues	40.2%	39.9%	38.3%	+30bps	+190bps
Operating income	289	269	181	-	-
Net income attributable to parent company	261	239	151	-	-
Earnings per share (Diluted)	$0.29	$0.26	$0.17	-	-

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), Dynamic random-access memories (DRAMs), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on the data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues increased in the second quarter of 2018, on a sequential basis, by approximately 6% for the TAM and 7% for the SAM, to reach approximately $118 billion and $49 billion, respectively. On a year-over-year basis, both the TAM and the SAM increased by approximately 20% and 14%, respectively.

Second quarter 2018 revenues amounted to $2,269 million, increasing sequentially by 1.9%, 40 basis points better than the mid-point of our released guidance. On a sequential basis, Automotive and Discrete Group (ADG) revenues increased 6.5%, Microcontrollers and Digital ICs Group (MDG) revenues increased 4.3% and Analog, MEMS and Sensors Group (AMS) revenues decreased by 6.4%, as anticipated, on lower smartphone activity.

On a year-over-year basis, second quarter net revenues increased 18.0% on balanced growth across all product groups, regions and end markets. Specifically, MDG revenues were up 27.8% largely driven by a strong expansion of microcontroller sales; ADG revenues were higher by 15.2% on double-digit growth for both Automotive and Power Discrete products; and AMS revenues increased 10.7% on growth in Analog and Imaging.

Our revenue performance was above our SAM on a year-over-year basis and below our SAM on a sequential basis.

Our effective average exchange rate for the second quarter of 2018 was $1.19 for €1.00 compared to $1.18 for €1.00 in the first quarter of 2018 and $1.09 for €1.00 in the second quarter of 2017. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our second quarter of 2018 gross profit was $911 million and gross margin was 40.2%, 20 basis points above the mid-point of our guidance. On a sequential basis, gross margin increased 30 basis points, positively impacted by a favorable product mix including licensing and improved manufacturing efficiency. Gross margin increased 190 basis points year-over-year largely driven by improved manufacturing efficiency and better product mix, partially offset by normal price pressure as well as negative currency effects, net of hedging.

Our aggregated selling, general and administrative (SG&A) and research and development (R&D) costs amounted to $633 million, increasing compared to $614 million and $565 million in the prior and year-ago quarters, respectively. On a sequential basis, operating expenses increased mainly due to an unfavorable calendar, R&D programs discretionary expenses, and one-time negative impacts related to a loss in one jurisdiction and post-employment benefits associated with several of our former executives. On a year-over-year basis, operating expenses increased due to unfavorable currency effects, net of hedging, and increased labor cost, mainly due to higher costs of the share based compensation plans and one-time impacts.

Other income and expenses, net, amounted to $11 million, decreasing from $16 million in the previous quarter (which included a gain from the sale of our minority stake in a non-strategic participation) and from $15 million in the year-ago quarter, mainly due to lower R&D funding.

There were no impairment, restructuring charges and other related closure costs in the second quarter of 2018, while such charges and costs amounted to $21 million and $6 million in the prior and year-ago quarters, respectively, mainly related to the now completed set-top-box restructuring plan announced in January 2016.

In the second quarter of 2018, our operating income was $289 million, equivalent to 12.7% of net revenues, compared to $269 million in the first quarter of 2018 (12.1% of net revenues), and to $181 million (9.4% of net revenues) in the year-ago quarter. Sequentially, the increase of our operating results was mainly due to higher revenues, increased gross margin and the absence of restructuring charges, partially offset by higher operating expenses and lower other income. On a year-over-year basis, operating income improved by $108 million reflecting higher revenues, improved manufacturing efficiencies and product mix, partially offset by normal price pressure, unfavorable currency effects, net of hedging, and higher operating expenses.

Our net cash from operating activities was $360 million and net cash used in investing activities, excluding the net investment in short-term deposits of $1 million, was $400 million, generating a negative free cash flow (non U.S. GAAP measure) of $40 million for the second quarter of 2018. In the period, our net cash variation, including the net cash used in financing activities (comprised mainly of the dividend payment of $54 million), was negative $108 million.

We expect third quarter 2018 revenues to increase about 10.0% sequentially, plus or minus 350 basis points, driven by growth in smartphone applications and continued healthy demand in the Automotive end market. Gross margin is expected to be about 40.0%, plus or minus 200 basis points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.19 = €1.00 for the 2018 third quarter and includes the impact of existing hedging contracts. The third quarter will close on September 29, 2018.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the Second Quarter of 2018

On May 21 we announced the publication of our 2018 Sustainability Report.

On May 31 we announced that all of the proposed resolutions were adopted at the Company’s Annual General Meeting of Shareholders (AGM), which was held in Amsterdam, the Netherlands. The main resolutions were:

•
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Netherlands Authority for the Financial Markets (AFM) on March 27, 2018;

•
The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019 to shareholders of record in the month of each quarterly payment;

•	The appointment of Mr. Jean-Marc Chery as sole member of the Managing Board for a three-year term expiring at the 2021 Annual General Meeting of Shareholders;

•	The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term expiring at the 2021 Annual General Meeting of Shareholders; and

•	The reappointment of Ms. Martine Verluyten, as member of the Supervisory Board, for a one-year term expiring at the 2019 Annual General Meeting of Shareholders.

On May 31 we also announced that upon the proposal of ST’s new President & CEO Jean-Marc Chery, the Supervisory Board has approved the establishment of a newly formed Executive Committee, entrusted with the management of the Company, led by Mr. Chery as its Chairman and composed of the following members:

•	Orio Bellezza, President, Technology, Manufacturing and Quality

•	Marco Cassis, President, Sales, Marketing, Communications and Strategy Development

•	Claude Dardanne, President, Microcontrollers and Digital ICs Group

•	Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer

•	Marco Monti, President, Automotive and Discrete Group

•	Georges Penalver, President, Human Resources and Corporate Social Responsibility(1)

•	Steven Rose, President, Legal Counsel

•	Benedetto Vigna, President, Analog, MEMS and Sensors Group

(1)	As of July 3, 2018, following the resignation of Georges Penalver, Philippe Brun was appointed President, Human Resources and Corporate Responsibility and became a member of ST Executive Committee.

On July 10 we announced the acquisition of software specialist Draupner Graphics. Draupner Graphics is the developer and supplier of TouchGFX, a software framework offering outstanding graphics and smooth animations for embedded graphical user interfaces with minimal resource requirements and power consumption. Hosted on 32-bit microcontrollers, TouchGFX enables high-end graphics that fully live up to today’s smartphone standards across all devices and systems, including smart home and building automation systems, appliances, wearables, and audio and video systems.

Results of Operations

Segment Information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits, full‑custom devices and semi-custom devices and application-specific standard products for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.

•
Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, subsystems, as well as the Imaging Products division (including the sensors and modules from our Time-of-Flight technology).

•
Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

Commencing in the fourth quarter of 2017, we transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Additionally, effective January 1, 2018, the Subsystems business unit was transferred from Others to AMS. Prior periods have been restated accordingly.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

Second Quarter 2018 vs. First Quarter 2018 and Second Quarter 2017

The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months Ended
	June 30, 2018		March 31, 2018		July 1, 2017
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$2,250	99.2%	$2,214	99.5%	$1,911	99.4%
Other revenues	19	0.8	12	0.5	12	0.6
Net revenues	2,269	100.0	2,226	100.0	1,923	100.0
Cost of sales	(1,358)	(59.8)	(1,338)	(60.1)	(1,186)	(61.7)
Gross profit	911	40.2	888	39.9	737	38.3
Selling, general and administrative	(277)	(12.2)	(265)	(11.9)	(239)	(12.4)
Research and development	(356)	(15.7)	(349)	(15.7)	(326)	(17.0)
Other income and expenses, net	11	0.4	16	0.7	15	0.8
Impairment, restructuring charges and other related closure costs	-	-	(21)	(0.9)	(6)	(0.3)
Operating income	289	12.7	269	12.1	181	9.4
Interest expense, net	(2)	(0.1)	(3)	(0.2)	(4)	(0.2)
Other components of pension benefit costs	(3)	(0.1)	(3)	(0.1)	(3)	(0.2)
Income (loss) on equity-method investments	-	-	-	-	(2)	(0.1)
Income before income taxes and noncontrolling interest	284	12.5	263	11.8	172	8.9
Income tax expense	(21)	(0.9)	(22)	(1.0)	(19)	(0.9)
Net income	263	11.6	241	10.8	153	8.0
Net loss (income) attributable to noncontrolling interest	(2)	(0.1)	(2)	(0.1)	(2)	(0.2)
Net income attributable to parent company	$261	11.5%	$239	10.7%	$151	7.8%

Net revenues

	Three Months Ended			% Variation
	June 30, 2018	March 31, 2018	July 1, 2017	Sequential	Year‑Over‑Year
	(In millions)
Net sales	$2,250	$2,214	$1,911	1.6%	17.7%
Other revenues	19	12	12	53.3	52.0
Net revenues	$2,269	$2,226	$1,923	1.9%	18.0%

Our second quarter 2018 net revenues increased sequentially by 1.9%, 40 basis points above the mid-point of our guidance. The sequential increase resulted from an increase of approximately 2% in average selling prices, which was driven by improved product mix, partially offset by pure pricing effect, while volumes remained flat.

On a year-over-year basis, our net revenues increased by 18.0% as a result of an approximate 20% increase in average selling prices, entirely due to the product mix, while volumes decreased by approximately 2%.

Net revenues by product group

	Three Months Ended			% Variation
	June 30, 2018	March 31, 2018	July 1, 2017	Sequential	Year-over-Year
	(In millions)
Automotive and Discrete Group (ADG)	$870	$817	$755	6.5%	15.2%
Analog, MEMS and Sensors Group (AMS)	613	655	553	(6.4)	10.7
Microcontrollers and Digital ICs Group (MDG)	782	750	612	4.3	27.8
Others	4	4	3	5.9	24.1
Total consolidated net revenues	$2,269	$2,226	$1,923	1.9%	18.0%

On a sequential basis, ADG revenues increased 6.5%, with growth both in Power Discrete and Automotive. The increase in ADG revenues is driven by an approximate 10% increase in average selling prices, entirely due to a better product mix, partially offset by an approximate 4% decrease in volumes. AMS revenues decreased 6.4% sequentially, as anticipated, on lower smartphone activity. Analog and MEMS revenues posted sequential increases. The decrease in AMS revenues was due to an approximate 11% decrease in average selling prices, mainly due to a less favorable product mix, while volumes increased by approximately 5%. MDG revenues increased 4.3%, mainly driven by Microcontrollers, with higher volumes of approximately 3% and average selling prices increasing by approximately 1%.

On a year-over-year basis, second quarter net revenues increased by 18.0% with all product groups delivering double-digit revenue growth. ADG revenues increased 15.2% compared to the year-ago period, reflecting double-digit growth in both Automotive and Power Discrete products. The increase was entirely due to an increase in average selling prices by approximately 23%, driven by a more favorable product mix, while volumes decreased by approximately 8%. AMS revenues increased 10.7% compared to the year-ago period driven by higher sales in Imaging as well as growth in Analog and MEMS combined. The increase was due to higher volumes of approximately 9% and improved product mix resulting in higher average selling prices of approximately 2%. MDG revenues increased 27.8% with double-digit growth in both Microcontrollers and Digital ICs. The increase in MDG revenues was supported by higher volumes of approximately 6% and by higher average selling prices of approximately 22%, entirely due to a better product mix.

Net Revenues by Market Channel (1)

	Three Months Ended
	June 30, 2018	March 31, 2018	July 1, 2017

OEM	61%	63%	66%
Distribution	39	37	34
Total	100%	100%	100%
____________

(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our second quarter revenues in Distribution amounted to 39% of our total revenues, increasing from 37% in the prior quarter and from 34% in the prior-year quarter.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	June 30, 2018	March 31, 2018	July 1, 2017	Sequential	Year‑Over‑Year
	(In millions)
EMEA	$635	$613	$522	3.5%	21.7%
Americas	314	293	250	7.3	25.5
Asia Pacific	1,320	1,320	1,151	-	14.6
Total	$2,269	$2,226	$1,923	1.9%	18.0%

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.‑based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

On a sequential basis, Americas and EMEA revenues grew by 7.3% and 3.5%, respectively, with revenues increasing in all product groups, while Asia Pacific remained flat. On a year-over-year basis, all regions experienced a double-digit revenue increase, with all product groups contributing to the increase.

Gross profit

	Three Months Ended			Variation
	June 30, 2018	March 31, 2018	July 1, 2017	Sequential	Year‑Over‑Year
	(In millions)
Gross profit	$911	$888	$737	2.7%	23.6%
Gross margin (as percentage of net revenues)	40.2%	39.9%	38.3%	+30bps	+190bps

In the second quarter of 2018, gross margin was 40.2%, 20 basis points above the mid-point of our guidance primarily as a result of a more favorable product mix and slightly lower than expected sale price pressure. Sequentially, gross margin increased by 30 basis points, positively impacted by a favorable product mix including licensing and improved manufacturing efficiency, partially offset by normal price pressure and negative currency effects, net of hedging.

On a year-over-year basis, gross margin increased by 190 basis points, largely driven by improved manufacturing efficiency and a better product mix, partially offset by normal price pressure and negative currency effects, net of hedging.

In the quarter, there were immaterial unused capacity charges on our front-end manufacturing facilities.

Operating expenses

	Three Months Ended			Variation
	June 30, 2018	March 31, 2018	July 1, 2017	Sequential	Year‑Over‑Year
	(In millions)
Selling, general and administrative expenses	$(277)	$(265)	$(239)	(4.7)%	(15.8)%
Research and development expenses	(356)	(349)	(326)	(1.9)	(9.2)
Total operating expenses	$(633)	$(614)	$(565)	(3.1)%	(12.0)%
As percentage of net revenues	(27.9)%	(27.6)%	(29.4)%	-30bps	+150bps

The second quarter 2018 operating expenses increased sequentially mainly due to an unfavorable calendar, R&D programs discretionary expenses, and one-time negative impacts related to a loss in one jurisdiction and post-employment benefits associated with several of our former executives. On a year-over-year basis, operating expenses increased due to the unfavorable currency effects, net of hedging, and increased labor cost, mainly due to higher costs of the share based compensation plans and one-time impacts.

As a percentage of revenues, our operating expenses amounted to 27.9%, slightly increasing sequentially but decreasing on a year-over-year basis, mainly due to higher revenues, partially offset by higher operating expenses.

R&D expenses were net of research tax credits in France and Italy, which amounted to $30 million in the second quarter of 2018, compared to $33 million and $30 million in the prior and year-ago quarters, respectively.

Other income and expenses, net

	Three Months Ended
	June 30, 2018	March 31, 2018	July 1, 2017
	(In millions)
Research and development funding	$10	$11	$16
Exchange gain, net	1	2	1
Patent costs, net of reversal of unused provisions	(2)	(3)	(3)
Gain on sale of businesses and non‑current assets	1	6	1
Other, net	1	-	-
Other income and expenses, net	$11	$16	$15
As percentage of net revenues	0.4%	0.7%	0.8%

In the second quarter of 2018, we recognized net other income of $11 million, decreasing sequentially due to lower gain on sale of businesses and non-current assets. In the first quarter of 2018 we recognized a gain from the sale of our minority stake in a non-strategic participation. Other income decreased on a year-over-year basis, mainly due to lower income from R&D funding.

Further, R&D funding received in the year ended December 31, 2017 and in the first half of 2018 from the Nano2017 program with the French government is subject to a financial return in the year 2024 and depends on the future cumulative sales of a certain product technology from 2018 to 2023. As such, the criteria for grant income recognition were not met and an accrual amounting to $43 million was posted as of June 30, 2018, remaining at the same level compared to March 31, 2018.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	June 30, 2018	March 31, 2018	July 1, 2017
	(In millions)
Impairment, restructuring charges and other related closure costs	$-	$(21)	$(6)

In the second quarter of 2018 we did not record any impairment, restructuring charges and other related closure costs.

In the first quarter of 2018, we recorded $21 million of impairment, restructuring charges and other related closure costs, entirely related to the now completed set-top box plan.

In the second quarter of 2017, we recorded $6 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $3 million of restructuring charges related to the set-top box plan, net of $2 million of unused provisions taken in previous periods; and (ii) $3 million of restructuring charges related to the restructuring plan in our manufacturing Back-End plant in Bouskoura, Morocco.

Operating income

	Three Months Ended
	June 30, 2018	March 31, 2018	July 1, 2017
	(In millions)
Operating income	$289	$269	$181
As percentage of net revenues	12.7%	12.1%	9.4%

The second quarter of 2018 operating income was $289 million, compared to an operating income of $269 million and $181 million in the prior and year-ago quarters, respectively. Sequentially, the increase of our operating result was mainly due to higher revenues, increased gross margin and the absence of restructuring charges, partially offset by higher operating expenses and lower other income. Compared to the year-ago period, operating income increase reflected higher revenues, manufacturing efficiencies and improved product mix, partially offset by unfavorable currency effects, net of hedging, and higher operating expenses.

Operating income by product group (1)

	Three Months Ended
	June 30, 2018		March 31, 2018		July 1, 2017
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$84	9.7%	$90	11.0%	$65	8.7%
Analog, MEMS and Sensors Group (AMS)	64	10.5	64	9.8	52	9.4
Microcontrollers and Digital ICs Group (MDG)	159	20.3	146	19.5	72	11.7
Total operating income of product segments	307	13.5	300	13.5	189	9.8
Others(2)	(18)	-	(31)	-	(8)	-
Total operating income	$289	12.7%	$269	12.1%	$181	9.4%
____________

(1)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.
(2)
Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

In the second quarter of 2018, ADG’s operating income decreased sequentially from $90 million to $84 million. The revenue growth did not immediately translate into an improvement in operating profit and margin during the second quarter, mainly due to certain temporary manufacturing inefficiencies and additional costs in the supply chain. AMS posted an operating profit of $64 million, flat sequentially. The improved product mix led to sequential operating margin progression. MDG’s operating income increased sequentially to $159 million from $146 million, due to increased revenues and improved gross margin.

Compared to a year ago, all groups improved their operating results. ADG’s operating profit improved by $19 million, increasing its operating margin from 8.7% to 9.7%. Both Automotive and Power Discrete contributed to the progression. AMS’s operating income improved to $64 million compared to $52 million in the prior-year quarter, mainly as a result of improved operating margin in MEMS and Analog. MDG’s operating income grew by $87 million, sharply increasing its operating margin from 11.7% to 20.3%, with our Microcontroller business remaining the main driver of the improved operating profitability. The Digital business also contributed to the operating margin improvements.

Reconciliation to consolidated operating income

	Three Months Ended
	June 30, 2018	March 31, 2018	July 1, 2017
	(In millions)
Total operating income of product segments	$307	$300	$189
Impairment, restructuring charges and other related closure costs	-	(21)	(6)
Unallocated manufacturing results	(7)	2	2
Strategic and other research and development programs and other non-allocated provisions(1)	(11)	(12)	(4)
Total operating loss Others	(18)	(31)	(8)
Total consolidated operating income	$289	$269	$181
____________
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Operating income before impairment and restructuring charges (non-U.S. GAAP measure)

Operating income before impairment and restructuring charges, which is a non-U.S. GAAP measure, is defined as (i) operating income plus (ii) impairment and restructuring charges. We believe operating income before impairment and restructuring charges, a non-U.S. GAAP measure, provides useful information for investors and management because it presents our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. Our definition of operating income before impairment and restructuring charges may differ from definitions used by other companies. Operating income before impairment and restructuring charges is determined from our Consolidated Statements of Income as follows:

	Three Months Ended
	June 30, 2018	March 31, 2018	July 1, 2017
	(In millions)
Operating income	$289	$269	$181
Impairment, restructuring charges and other related closure costs	-	21	6
Operating income before impairment and restructuring charges (non-U.S. GAAP measure)	$289	$290	$187
As percentage of net revenues	12.7%	13.0%	9.7%

Interest expense, net

	Three Months Ended
	June 30, 2018	March 31, 2018	July 1, 2017
	(In millions)
Interest expense, net	$(2)	$(3)	$(4)

In the second quarter of 2018, we recorded a net interest expense of $2 million, decreasing sequentially and on a year-over-year basis, composed of interest expense on our borrowings and banking fees of $13 million, partially offset by $11 million of interest income.

Interest expense recorded in the second and first quarters of 2018 included $10 million and $9 million charge, respectively, mainly non-cash, entirely related to the senior unsecured convertible bonds issued on July 3, 2017. Interest expense recorded in the second quarter of 2017 included a $6 million charge, mainly non-cash, entirely related to the senior unsecured convertible bonds issued on July 3, 2014.

Income tax expense

	Three Months Ended
	June 30, 2018	March 31, 2018	July 1, 2017
	(In millions)
Income tax expense	$(21)	$(22)	$(19)

During the second quarter of 2018, we registered an income tax expense of $21 million, reflecting the estimated annual effective tax rate in each of our jurisdictions, applied to the second quarter of 2018 consolidated result before taxes. In addition, our income tax included a tax benefit from provisions on the estimated impact of potential tax positions in light of favorable conclusion of certain positions that have been considered uncertain.

Net income attributable to parent company

	Three Months Ended
	June 30, 2018	March 31, 2018	July 1, 2017
	(In millions)
Net income attributable to parent company	$261	$239	$151
As percentage of net revenues	11.5%	10.7%	7.8%

For the second quarter of 2018, we reported a net income attributable to parent company of $261 million. The second quarter 2018 net income represented diluted earnings per share of $0.29 compared to $0.26 in the prior quarter and $0.17 in the prior-year quarter.

We also present Adjusted Diluted Earnings per Share, which is a non U.S. GAAP measure. Adjusted Diluted Earnings per Share is used to help management and investors understand our operations and to highlight the impact of excluded items like impairment, restructuring charges and other related closure costs and other one-time items, net of the estimated relevant tax impact. We believe Adjusted Diluted Earnings per Share provides useful information for management and investors because they measure our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. In addition, our definition of Adjusted Diluted Earnings per Share may differ from definitions used by other companies and therefore comparability may be limited. Therefore, when assessing the Company’s operating performance, investors should not consider this data in isolation, or as a substitute for the Company’s net income, operating income, earnings per share or any other operating performance measure that is calculated in accordance with U.S. GAAP.

Adjusted Diluted Earnings per Share (non U.S. GAAP measure) are determined as follows:

	Three Months Ended
	June 30, 2018	March 31, 2018	July 1, 2017
	(In million, except U.S. dollars per share and shares outstanding)
Net income attributable to parent company	$261	$239	$151
Impairment, restructuring and other related closure costs and one-time charges effect, net of tax	-	18	5
Convertible debt interest, net of tax	-	-	-
Adjusted net income attributable to parent company	$261	$257	$156

Weighted average shares outstanding	915,560,723	914,719,648	911,113,735

Adjusted Diluted Earnings per Share (non U.S. GAAP measure)	$0.29	$0.28	$0.17

First Half of 2018 vs. First Half of 2017

The following table sets forth consolidated statements of operations data for the periods indicated:

	Six Months Ended		Six Months Ended
	June 30, 2018		July 1, 2017
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$4,463	99.3%	$3,728	99.6%
Other revenues	31	0.7	16	0.4
Net revenues	4,494	100.0	3,744	100.0
Cost of sales	(2,695)	(60.0)	(2,320)	(62.0)
Gross profit	1,799	40.0	1,424	38.0
Selling, general and administrative	(542)	(12.1)	(473)	(12.6)
Research and development	(705)	(15.7)	(659)	(17.6)
Other income and expenses, net	26	0.6	32	0.9
Impairment, restructuring charges and other related closure costs	(20)	(0.4)	(11)	(0.3)
Operating income	558	12.4	313	8.4
Interest expense, net	(5)	(0.1)	(9)	(0.2)
Other components of pension benefit costs	(5)	(0.1)	(6)	(0.2)
Income (loss) on equity-method investments	-	-	(2)	(0.1)
Income before income taxes and noncontrolling interest	548	12.2	296	7.9
Income tax expense	(44)	(1.0)	(34)	(0.9)
Net income	504	11.2	262	7.0
Net loss (income) attributable to noncontrolling interest	(4)	(0.1)	(4)	(0.1)
Net income attributable to parent company	$500	11.1%	$258	6.9%

Net revenues

	Six Months Ended
	June 30, 2018	July 1, 2017	% Variation
	(In millions)
Net sales	$4,463	$3,728	19.7%
Other revenues	31	16	96.8
Net revenues	$4,494	$3,744	20.0%

Our first half 2018 net revenues increased compared to the year‑ago period by 20.0% as a result of an approximate 3% increase in volume and an approximate 17% increase in average selling prices, the latter entirely due to a more favorable product mix.

Net revenues by product group

	Six Months Ended
	June 30, 2018	July 1, 2017	% Variation
	(In millions)
Automotive and Discrete Group (ADG)	$1,687	$1,463	15.3%
Analog, MEMS and Sensors Group (AMS)	1,268	1,071	18.4
Microcontrollers and Digital ICs Group (MDG)	1,532	1,205	27.2
Others	7	5	-
Total consolidated net revenues	$4,494	$3,744	20.0%

By product group, the first half of 2018 ADG revenues were up 15.3% mainly supported by average selling prices increase of about 16%, entirely due to product mix improvements, partially compensated by an approximate 1% decrease in volumes. AMS revenues increased 18.4%, due to an approximate 10% increase in volumes and an approximate 8% increase in average selling prices, the latter entirely driven by improved product mix, partially offset by pure pricing effect. MDG revenues increased 27.2% compared to the prior period on a strong growth in general purpose microcontrollers. MDG experienced an approximate increase of 7% in volumes and about 20% in average selling prices.

Net Revenues by Market Channel (1)

	Six Months Ended
	June 30, 2018	July 1, 2017
OEM	62%	66%
Distribution	38	34
Total	100%	100%
____________

(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, Distribution reached 38% share of total revenues in the first half of 2018, compared to approximately 34% in the first half of 2017.

Net Revenues by Location of Shipment (1)

	Six Months Ended
	June 30, 2018	July 1, 2017	% Variation
	(In millions)
EMEA	$1,248	$1,022	22.0%
Americas	607	511	19.0
Asia Pacific	2,639	2,211	19.3
Total	$4,494	$3,744	20.0%
____________

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.‑based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

By location of shipment, all three regions registered revenue growth.

Gross profit

	Six Months Ended
	June 30, 2018	July 1, 2017	% Variation
	(In millions)
Gross profit	$1,799	$1,424	26.3%
Gross margin (as percentage of net revenues)	40.0%	38.0%	+200bps

Gross margin was 40.0% for the first half of 2018, increasing by approximately 200 basis points compared to the year‑ago period mainly due to improved manufacturing efficiencies, a more favorable product mix, partially offset by normal price pressure and unfavorable currency effects, net of hedging. Unused capacity charges were immaterial in both periods.

Operating expenses

	Six Months Ended
	June 30, 2018	July 1, 2017	% Variation
	(In millions)
Selling, general and administrative expenses	$(542)	$(473)	(14.6)%
Research and development expenses	(705)	(659)	(7.1)
Total operating expenses	$(1,247)	$(1,132)	(10.2)%
As percentage of net revenues	(27.7)%	(30.2)%	+250bps

Our operating expenses increased compared to the year-ago period, negatively impacted by unfavorable currency effects, net of hedging, salary dynamics, R&D programs discretionary expenses, higher costs of the share based compensation plans and one-time costs related to a loss in one jurisdiction and post-employment benefits associated with several of our former executives.

Total R&D expenses were net of research tax credits, which amounted to $64 million in the first half of 2018 and $53 million in the first half of 2017.

Other income and expenses, net

	Six Months Ended
	June 30, 2018	July 1, 2017
	(In millions)
Research and development funding	$21	$32
Exchange gain, net	3	2
Patent costs, net of reversal of unused provisions	(5)	(3)
Gain on sale of businesses and non‑current assets	7	2
Other, net	-	(1)
Other income and expenses, net	$26	$32
As percentage of net revenues	0.6%	0.9%

In the first half of 2018, we recognized net other income of $26 million, decreasing compared to $32 million in the first half of 2017. The decrease is mainly due to lower income from R&D funding, following the substantial completion of the Nano 2017 program in the first quarter of 2018.

Impairment, restructuring charges and other related closure costs

	Six Months Ended
	June 30, 2018	July 1, 2017
	(In millions)
Impairment, restructuring charges and other related closure costs	$(20)	$(11)

In the first half of 2018, we recorded $20 million of impairment, restructuring charges and other related closure costs, entirely related to the now completed set-top box plan.

In the first half of 2017, we recorded $11 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $11 million of net restructuring charges related to the set-top box plan; (ii) $5 million of restructuring charges related to the restructuring plan in Bouskoura, Morocco; and (iii) $5 million reversal on provisions related to previously announced restructuring plans, mainly the EPS restructuring plan, for which accrued provisions were not fully used at completion of the plan.

Operating income

	Six Months Ended
	June 30, 2018	July 1, 2017
	(In millions)
Operating income	$558	$313
As percentage of net revenues	12.4%	8.4%

Operating income in the first half of 2018 improved significantly compared to the prior period by $245 million to $558 million.

Operating income by product group(1)

	Six Months Ended
	June 30, 2018		July 1, 2017
	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$174	10.3%	$104	7.1%
Analog, MEMS and Sensors Group (AMS)	129	10.2	91	8.5
Microcontrollers and Digital ICs Group (MDG)	305	19.9	133	11.0
Total operating income of product segments	608	13.5	328	8.8
Others(1)	(50)	-	(15)	-
Total consolidated operating income	$558	12.4%	$313	8.4%
____________

(1)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.
(2)
Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

ADG’s operating income improved by $70 million, resulting in an operating margin of 10.3% for the 2018 first half, with both Automotive and Power Discrete contributing. AMS’s operating margin increased from 8.5% to 10.2% compared to the year-ago period, mainly due to MEMS and Analog, while Imaging registered a weaker operating performance. MDG’s operating income sharply increased to $305 million, mainly driven by Microcontrollers and – to a lesser extent – improved results in Digital.

Reconciliation to consolidated operating income (loss)

	Six Months Ended
	June 30, 2018	July 1, 2017
	(In millions)
Total operating income of product segments	$608	$328
Impairment, restructuring charges and other related closure costs	(20)	(11)
Unallocated manufacturing results	(5)	3
Strategic and other research and development programs and other non-allocated provisions(1)	(25)	(7)
Total operating loss Others	(50)	(15)
Total consolidated operating income	$558	$313

____________
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Six Months Ended
	June 30, 2018	July 1, 2017
	(In millions)
Interest expense, net	$(5)	$(9)

In the first half of 2018, net interest expense on our borrowings and banking fees was $5 million, comprised of $26 million interest expense, mainly non-cash, related to the senior unsecured convertible bonds issued on July 3, 2017, partially balanced by $21 million of interest income. In the first half of 2017, interest expense on our borrowings and banking fees was $20 million, of which $12 million was interest expense, mainly non-cash, related to the senior unsecured convertible bonds issued on July 3, 2014, partially balanced by $11 million of interest income.

Income (loss) on equity-method investments

	Six Months Ended
	June 30, 2018	July 1, 2017
	(In millions)
Income (loss) on equity-method investments	$-	$(2)

In the second half of 2017, we recorded a $2 million loss on our equity investment in Incard do Brazil (IdB).

Income tax expense

	Six Months Ended
	June 30, 2018	July 1, 2017
	(In millions)
Income tax expense	$(44)	$(34)

During the first half of 2018, we registered an income tax expense of $44 million, reflecting an estimated annual tax rate. Our income tax also included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

In the first half of 2017, we registered an income tax expense of $34 million.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates also depend on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies. In the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our estimated tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net income attributable to parent company

	Six Months Ended
	June 30, 2018	July 1, 2017
	(In millions)
Net income attributable to parent company	$500	$258
As percentage of net revenues	11.1%	6.9%

For the first half of 2018, we reported net income of $500 million, representing diluted earnings per share of $0.55, compared to a net income of $258 million, representing diluted earnings per share of $0.28.

We also present Adjusted Diluted Earnings per Share, which is a non U.S. GAAP measure. Adjusted Diluted Earnings per Share is used to help management and investors understand our operations and to highlight the impact of excluded items like impairment, restructuring charges and other related closure costs and other one-time items, net of the estimated relevant tax impact. We believe Adjusted Diluted Earnings per Share provides useful information for management and investors because they measure our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. In addition, our definition of Adjusted Diluted Earnings per Share may differ from definitions used by other companies and therefore comparability may be limited. Therefore, when assessing the Company’s operating performance, investors should not consider this data in isolation, or as a substitute for the Company’s net income, operating income, earnings per share or any other operating performance measure that is calculated in accordance with U.S. GAAP.

Adjusted Diluted Earnings per Share (non U.S. GAAP measure) are determined as follows:

	Six Months Ended
	June 30, 2018	July 1, 2017
	(In million, except U.S. dollars per share and shares outstanding)
Net income attributable to parent company	$500	$258
Impairment, restructuring and other related closure costs and one-time charges effect, net of tax	18	10
Adjusted net income attributable to parent company	$518	$268
Weighted average shares outstanding	915,143,706	906,546,813
Adjusted Diluted Earnings per Share (non U.S. GAAP measure)	$0.57	$0.30

Legal Proceedings

For a discussion of legal proceedings, see Note 25 Contingencies, Claims and Legal Proceedings to our Interim Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily certain of our products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Interim Consolidated Statements of Income, in particular with respect to a portion of the costs of sales, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use two different types of hedging contracts: forward and options (including collars).

Our Interim Consolidated Statements of Income for the six months ended June 30, 2018 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective exchange rate was $1.19 for €1.00 in the second quarter of 2018 compared to $1.18 for €1.00 in the first quarter of 2018 and $1.09 for €1.00 in the second quarter of 2017. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of June 30, 2018, the outstanding hedged amounts were €803 million to cover manufacturing costs and €512 million to cover operating expenses, both at an average exchange rate of about $1.24 for €1.00 (considering the collars at upper strike), maturing over the period from July 3, 2018 to November 26, 2019. As of June 30, 2018, measured with respect to the exchange rate at period closing of about $1.17 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss before tax of approximately $47 million, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred profit before tax of approximately $43 million at December 31, 2017.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of June 30, 2018, the outstanding hedged amounts were SGD 139 million at an average exchange rate of about SGD 1.33 to $1.00 maturing over the period from August 5, 2018 to May 30, 2019. As of June 30, 2018, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred loss before tax of approximately $2 million, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred profit before tax of approximately $2 million before tax at December 31, 2017.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In the second quarter of 2018, as a result of our cash flow hedging, we recorded a net gain of $11 million consisting of a gain of about $10 million to costs of goods sold and $1 million to research and development expenses, while in the comparable quarter in 2017, we recorded a net loss of $3 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net gain of $1 million recorded in “Other income and expenses, net” in our Interim Consolidated Statements of Income for the second quarter of 2018.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At June 30, 2018, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20‑F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities, non-cash interest expense on the senior unsecured convertible bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At June 30, 2018, our total financial resources, including cash and cash equivalents and marketable securities generated an average interest income annual rate of 2.20%. At the same date, the average interest annual rate on our outstanding debt was 2.93% including the non-cash effective interest of the convertible bonds, while the average cash interest annual rate was only 0.61%.

Impact of Changes in Equity Prices

As of June 30, 2018, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 19 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first half of 2018, our net cash decreased by $76 million, due to the net cash used in financing and investing activities exceeding the net cash from operating activities.

The components of our cash flow for the comparable periods are set forth below:

	Six Months Ended
	June 30, 2018	July 1, 2017
	(In millions)
Net cash from operating activities	$816	$657
Net cash used in investing activities	(776)	(544)
Net cash used in financing activities	(114)	(106)
Effect of changes in exchange rates	(2)	18
Net cash increase (decrease)	$(76)	$25

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first half of 2018 was $816 million, increasing compared to $657 million in the prior-year period mainly due to higher net income.

Net cash used in investing activities. Investing activities used $776 million of cash in the first half of 2018, increasing compared to $544 million in the prior-year period. Payments for purchase of tangible assets, net of proceeds, totaled $741 million, compared to $526 million registered in the prior-year period.

Net cash used in financing activities. Net cash used in financing activities was $114 million for the first half of 2018, compared to $106 million used for the first half of 2017 and consisted mainly of dividends paid to stockholders.

Free Cash Flow (non U.S. GAAP measure)

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, investment in short-term deposits and restricted cash. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended	Six Months Ended
	June 30, 2018	June 30, 2018	July 1, 2017
	(In millions)
Net cash from operating activities	$360	$816	$657
Net cash used in investing activities	(401)	(776)	(544)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, change in short term deposits, restricted cash and net variation for JV deconsolidation	1	16	-
Payment for purchase and proceeds from sale of tangible and intangible assets (1)	(400)	(760)	(544)
Free Cash Flow (non U.S. GAAP measure)	$(40)	$56	$113

(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds received in sale of businesses, payment for business acquisition, net of cash and cash equivalents acquired.

Free Cash Flow decreased in the first half of 2018 compared to the year-ago period, notwithstanding higher cash from operating activities, due to higher cash used in investing activities.

Net Financial Position (non U.S. GAAP measure)

Our Net Financial Position represents the difference between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	As at
	June 30, 2018	December 31, 2017	July 1, 2017
	(In millions)
Cash and cash equivalents	$1,683	$1,759	$1,654
Short-term deposits	15	-	-
Marketable securities	429	431	335
Total financial resources	2,127	2,190	1,989
Short-term debt	(118)	(118)	(117)
Long‑term debt	(1,598)	(1,583)	(1,348)
Total financial debt	(1,716)	(1,701)	(1,465)
Net Financial Position	$411	$489	$524

Our Net Financial Position as of June 30, 2018 was a net cash position of $411 million, decreasing compared to $489 million at December 31, 2017.

Cash and cash equivalents amounted to $1,683 million as at June 30, 2018.

Marketable securities amounted to $429 million as at June 30, 2018, and consisted of U.S. Treasury Bills and U.S. Treasury Bonds available for sale.

Financial debt was $1,716 million as at June 30, 2018, composed of: (i) $118 million of current portion of long-term debt and (ii) $1,598 million long‑term debt. The breakdown of our total financial debt included: (i) $399 million in European Investment Bank (“EIB”) loans, (ii) $1,297 million in the senior unsecured convertible bonds, and (iii) $20 million in other long-term loans and loans from other funding programs.

The EIB Loans are comprised of two long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $164 million remained outstanding as of June 30, 2018. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $235 million is outstanding as of June 30, 2018.

In August 2017, we signed a new medium term credit facility with the EIB for a total aggregate amount of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of June 30, 2018, no amount was drawn as part of this new credit facility.

On July 3, 2017, we issued a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST, for net proceeds of $1,502 million. The bonds were issued in two $750 million principal amount tranches, one with a maturity of 5 years (37.5% conversion premium, negative 0.25% yield to maturity, 0% coupon) and the other 7 years (37.5% conversion premium, 0.25% yield to maturity, 0.25% coupon). The conversion price at issuance was $20.54 on each tranche. The senior unsecured convertible bonds are convertible by the bondholders or callable by us, following a given time schedule, if certain conditions are satisfied. Under the terms of the bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our selection. Assuming the exercise of the Issuer Soft Call at 130% of the Conversion Price after the initial lock-up period, the underlying shares under net shares settlement will be 16.9 million. Net proceeds from the issuance of the bonds of $1,502 million were used for general corporate purposes, including the early redemption of the outstanding $1 billion convertible bonds due 2019 and 2021, completed in the second half of 2017. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach.

Our long-term debt contains standard conditions, but does not impose minimum financial ratios.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB-” with positive outlook; Fitch: “BBB-” with positive outlook and Moody’s: “Baa3” with stable outlook.

As of June 30, 2018, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2018	2019	2020	2021	2022	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,919	$116	$118	$117	$62	$753	$753

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on demand evolution and the healthy backlog for the second part of the year supporting our expectations of net revenues growth of about 14% - 17% in 2018 compared to 2017, we anticipate a capital spending range of approximately $1.2 - $1.3 billion for 2018. Specifically, the Company is investing in 300mm front-end manufacturing and in back-end assembly and test to support technology and product mix flexibility and new products ramp up. The most important of our 2018 capital expenditure projects are expected to be for our front-end facilities: (i) in our 300 mm fab in Crolles (France), to support mix flexibility on our main high runner technologies; (ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes; (iii) qualification and ramp-up of technologies in 200 mm in Singapore, Agrate (Italy), as well as the expansion of facilities and the increase of capacity in our 200 mm fabs in Catania (Italy) and Singapore; and (iv) in Agrate (Italy) ground breaking of a 300 mm pilot line supporting the next generation of mixed signal products. The most important 2018 capital investments for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the silicon carbide (SiC) technology, to sustain market demand; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings. In addition, we will invest in overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix as well as invest in quality, safety, maintenance, productivity and cost savings in both 150 mm and 200 mm front-end fabs, and back-end plants. To accelerate increased capacity in 200 mm in Singapore, we are pursuing the progressive integration of the former Numonyx fab for which we signed a deferred acquisition from Micron in 2017.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we were allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding. Additionally, a portion of Nano2017 program is subject to a payback clause (“financial return”), depending on the future cumulative sales for certain products within the scope of the funded program on the period from 2018 to 2023. The financial return corresponds to the payment in 2024 of the original funded amount (€37 million) multiplied by a rate from 0% to 250%, depending on the cumulative amount of future sales. Based on current visibility, we estimate the return rate to reach 108% resulting in a contingent liability of $43 million as of June 30, 2018.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: operating leases for land, buildings, plants and equipment, long term purchase commitments for material, equipment and software license, agreement to purchase the Singapore fab from Micron technologies, take or pay type of agreements to outsource wafers from foundries, commercial agreements with customers, long term debt obligations, pension obligations and other long term liabilities.

Off‑Balance Sheet Arrangements

We had no material off‑balance sheet arrangements at June 30, 2018.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Announcements to our Consolidated Financial Statements.

Backlog and Customers

During the second quarter of 2018, our booking plus net frames orders increased compared to the first quarter of 2018. We entered the third quarter 2018 with a backlog higher than the level we had when entering in the second quarter 2018. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities and Exchange Act of 1934, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6‑K and Form 20‑F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward‑Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;

•	Customer demand that differs from projections;

•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;

•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;

•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

•	The loading, product mix, and manufacturing performance of our production facilities;

•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•
Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;

•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;

•
The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations; and

•
Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”).

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Pages
Consolidated Statements of Income for the Three and Six Months Ended June 30, 2018 and July 1, 2017 (unaudited)	F‑1
Consolidated Statements of Comprehensive Income for Three and Six Months Ended June 30, 2018 and July 1, 2017 (unaudited)	F‑3
Consolidated Balance Sheets as of June 30, 2018 (unaudited) and December 31, 2017 (audited)	F‑5
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2018 and July 1, 2017 (unaudited)	F‑6
Consolidated Statements of Equity (unaudited)	F‑7
Notes to Interim Consolidated Financial Statements (unaudited)	F‑8

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Six months ended
	(Unaudited)
	June 30,	July 01,
In million of U.S. dollars except per share amounts	2018	2017

Net sales	4,463	3,728
Other revenues	31	16
Net revenues	4,494	3,744
Cost of sales	(2,695)	(2,320)
Gross profit	1,799	1,424
Selling, general and administrative	(542)	(473)
Research and development	(705)	(659)
Other income and expenses, net	26	32
Impairment, restructuring charges and other related closure costs	(20)	(11)
Operating income	558	313
Interest expense, net	(5)	(9)
Other components of pension benefit costs	(5)	(6)
Income (loss) on equity-method investments	-	(2)
Income before income taxes and noncontrolling interest	548	296
Income tax expense	(44)	(34)
Net income	504	262
Net income attributable to noncontrolling interest	(4)	(4)
Net income attributable to parent company	500	258

Earnings per share (Basic) attributable to parent company stockholders	0.56	0.29
Earnings per share (Diluted) attributable to parent company stockholders	0.55	0.28

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	June 30,	July 01,
In million of U.S. dollars except per share amounts	2018	2017

Net sales	2,250	1,911
Other revenues	19	12
Net revenues	2,269	1,923
Cost of sales	(1,358)	(1,186)
Gross profit	911	737
Selling, general and administrative	(277)	(239)
Research and development	(356)	(326)
Other income and expenses, net	11	15
Impairment, restructuring charges and other related closure costs	-	(6)
Operating income	289	181
Interest expense, net	(2)	(4)
Other components of pension benefit costs	(3)	(3)
Income (loss) on equity-method investments	-	(2)
Income before income taxes and noncontrolling interest	284	172
Income tax expense	(21)	(19)
Net income	263	153
Net income attributable to noncontrolling interest	(2)	(2)
Net income attributable to parent company	261	151

Earnings per share (Basic) attributable to parent company stockholders	0.29	0.17
Earnings per share (Diluted) attributable to parent company stockholders	0.29	0.17

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended
	(Unaudited)
	June 30,	July 01,
In million of U.S. dollars	2018	2017

Net income	504	262
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(56)	136
Foreign currency translation adjustments	(56)	136
Net unrealized gains (losses) arising during the period	(4)	-
Net unrealized gains (losses) on securities	(4)	-
Net unrealized gains (losses) arising during the period	(49)	77
Less : reclassification adjustment for (income) losses included in net income	(45)	20
Net unrealized gains (losses) on derivatives	(94)	97
Net gains (losses) arising during the period	4	4
Defined benefit pension plans	4	4
Other comprehensive income (loss), net of tax	(150)	237
Comprehensive income (loss)	354	499
Less : comprehensive income (loss) attributable to noncontrolling interest	4	4
Comprehensive income (loss) attributable to the company's stockholders	350	495

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	June 30,	July 01,
In million of U.S. dollars	2018	2017

Net income	263	153
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	(104)	111
Foreign currency translation adjustments	(104)	111
Net unrealized gains (losses) arising during the period	(1)	-
Net unrealized gains (losses) on securities	(1)	-
Net unrealized gains (losses) arising during the period	(72)	63
Less : reclassification adjustment for (income) losses included in net income	(11)	3
Net unrealized gains (losses) on derivatives	(83)	66
Net gains (losses) arising during the period	2	2
Defined benefit pension plans	2	2
Other comprehensive income (loss), net of tax	(186)	179
Comprehensive income (loss)	77	332
Less : comprehensive income (loss) attributable to noncontrolling interest	2	2
Comprehensive income (loss) attributable to the company's stockholders	75	330

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
	As at

	June 30,	December 31,
In million of U.S. dollars	2018	2017
	(Unaudited)	(Audited)

Assets
Current assets :
Cash and cash equivalents	1,683	1,759
Short-term deposits	15	-
Marketable securities	429	431
Trade accounts receivable, net	1,106	1,149
Inventories	1,559	1,335
Other current assets	405	425
Total current assets	5,197	5,099
Goodwill	121	123
Other intangible assets, net	198	209
Property, plant and equipment, net	3,410	3,094
Non-current deferred tax assets	674	624
Long-term investments	58	57
Other non-current assets	391	475
	4,852	4,582
Total assets	10,049	9,681

Liabilities and equity
Current liabilities:
Short-term debt	118	118
Trade accounts payable	991	893
Other payables and accrued liabilities	887	897
Dividends payable to stockholders	168	60
Accrued income tax	40	52
Total current liabilities	2,204	2,020

Long-term debt	1,598	1,583
Post-employment benefit obligations	374	385
Long-term deferred tax liabilities	11	11
Other long-term liabilities	208	215
	2,191	2,194
Total liabilities	4,395	4,214

Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,141,920 shares issued, 901,354,389 shares outstanding)	1,157	1,157
Capital surplus	2,766	2,718
Retained earnings	1,215	973
Accumulated other comprehensive income	538	688
Treasury stock	(89)	(132)
Total parent company stockholders' equity	5,587	5,404
Noncontrolling interest	67	63
Total equity	5,654	5,467

Total liabilities and equity	10,049	9,681

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	(Unaudited)	(Unaudited)
	June 30,	July 01,
In million of U.S. dollars	2018	2017

Cash flows from operating activities:
Net income	504	262
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	378	306
Interests and amortization of issuance costs on convertible bonds	18	11
Non-cash stock-based compensation	48	18
Other non-cash items	(48)	(54)
Deferred income tax	12	8
Loss (income) on equity-method investments	-	2
Impairment, restructuring charges and other related closure costs, net of cash payments	(4)	(12)
Changes in assets and liabilities:
Trade receivables, net	31	(70)
Inventories	(242)	(48)
Trade payables	64	76
Other assets and liabilities, net	55	158
Net cash from operating activities	816	657

Cash flows from investing activities:
Payment for purchase of tangible assets	(742)	(527)
Proceeds from sale of tangible assets	1	1
Investment in short-term deposits	(18)	-
Proceeds from matured short-term deposits	2	-
Payment for purchase of intangible assets	(19)	(18)
Net cash used in investing activities	(776)	(544)

Cash flows from financing activities:
Repayment of long-term debt	(2)	(3)
Dividends paid to stockholders	(108)	(101)
Payment of withholding tax on vested shares	(4)	(2)
Net cash used in financing activities	(114)	(106)
Effect of changes in exchange rates	(2)	18
Net cash increase (decrease)	(76)	25
Cash and cash equivalents at beginning of the period	1,759	1,629
Cash and cash equivalents at end of the period	1,683	1,654

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2016 (Audited)	1,157	2,818	(242)	431	371	61	4,596
Repurchase of common stock			(297)				(297)
Issuance of senior unsecured convertible bonds		242					242
Settlement of senior unsecured convertible bonds		(403)	361				(42)
Stock-based compensation expense		61	46	(46)			61
Comprehensive income (loss):
Net income				802		8	810
Other comprehensive income (loss), net of tax					317		317
Comprehensive income (loss)							1,127
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.24 per share				(214)			(214)
Balance as of December 31, 2017 (Audited)	1,157	2,718	(132)	973	688	63	5,467
Stock-based compensation expense		48	43	(43)			48
Comprehensive income (loss):
Net income				500		4	504
Other comprehensive income (loss), net of tax					(150)		(150)
Comprehensive income (loss)							354
Dividends, $0.24 per share				(215)			(215)
Balance as of June 30, 2018 (Unaudited)	1,157	2,766	(89)	1,215	538	67	5,654

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s second quarter ended on June 30, 2018, its third quarter will end on September 29, and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2017, except for the effects of adopting new accounting guidance effective on January 1, 2018, as described in Note 5. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 1, 2018. However, they include mandatory disclosures required by accounting pronouncements effective on January 1, 2018, as further described in Note 5.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,

•
annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,

•	recognition and measurement of restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations and other long-term employee benefits, and

•
determination of the income tax expense estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2018

Pension costs

The Company adopted on January 1, 2018 the new guidance on the presentation of net periodic benefit cost in the consolidated statement of income. The guidance requires the service cost component of net periodic benefit cost to be presented in the same income statement line items as other employee compensation costs arising from services rendered during the period, and the other components of the net periodic benefit cost to be presented separately from the line items that include the service cost and outside of any subtotal of operating income. Only the service cost component is eligible for capitalization in assets. The other components of the net periodic benefit cost are presented separately from the line items that include the service cost and outside of any subtotal of operation income. The Company has elected to report those elements below operating income on the line “Other components of pension benefit costs” of the consolidated statement of income. The new guidance was applied retrospectively, except for the limitation on the capitalization in assets, which was applied prospectively. While the adoption of this standard did not impact Revenue, Net income, Earnings per share or Cash flows from operating activities, the following components on the Consolidated Statements of Income for the three months and six months ended July 1, 2017 were impacted:

	Three months ended July 1, 2017		Six months ended July 1, 2017
	Reported	Restated	Reported	Restated
Cost of sales	(1,187)	(1,186)	(2,322)	(2,320)
Gross profit	736	737	1,422	1,424
Selling, general and administrative	(240)	(239)	(474)	(473)
Research and development	(327)	(326)	(662)	(659)
Operating income	178	181	307	313
Other components of pension benefit costs	-	(3)	-	(6)

Revenue recognition

The Company adopted on January 1, 2018 the converged guidance on revenue from contracts with customers. The new guidance sets forth a single revenue accounting model, which calls for more professional judgment and includes expanded disclosures. Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if the revenue recognition guidance is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to performance obligations; and (v) revenue recognition for each performance obligation. Following adoption there was no material impact on the Company’s revenue recognition practices as substantially similar performance conditions exist under the new guidance and past practice.

Prior to adoption of the new guidance, revenue from products sold to customers was recognized when all the following conditions had been met: (a) persuasive evidence of an arrangement existed; (b) delivery had occurred; (c) the selling price was fixed or determinable; and (d) collection was reasonably assured. Revenue recognition usually occured at the time of shipment. Upon adoption of the new guidance on January 1, 2018, arrangements with customers are considered contracts if all the following criteria are met: (a) parties have approved the contract and are committed to perform their respective obligations; (b) each party’s rights regarding the goods or services to be transferred can be identified; (c) payment terms for the goods or services to be transferred can be identified; (d) the contract has commercial substance and (e) collectability of substantially all of the consideration is probable. The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation by transferring control over a product to the customer. As for previous guidance, this usually occurs at the time of shipment. In certain circumstances, the Company may render services to the customer. These services usually correspond to a single performance obligation which is satisfied over a short period of time. The payment terms range between 30 and 90 days.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices. Based on previous guidance, the Company accrued a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represented differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant change in the current market price. The short outstanding inventory time period, visibility into the inventory product pricing and long distributor pricing history have enabled the Company to reliably estimate price protection provisions at period-end. The Company recorded the accrued amounts as a deduction of “Net sales” in the consolidated statements of income at the time of the sale. The new accounting guidance has had no impact on this accounting practice.

The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that if the Company determines that products do not conform, the Company will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. In application of previous revenue recognition guidance, the Company recorded the accrued amounts as a deduction of “Net sales” in the consolidated statements of income, using past history and current conditions to form a reasonable estimate of future returns. The new accounting guidance has had no impact on this accounting practice.

The Company’s insurance policy relating to product liability covers third party physical damages and bodily injury, indirect financial damages as well as immaterial non-consequential damages caused by defective products. Prior to the new revenue recognition guidance, the Company recorded a provision for warranty costs as a charge against “Cost of sales” in the consolidated statements of income, based on historical trends of warranty costs incurred as a percentage of sales, which management had determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. The new accounting guidance has had no impact on this accounting practice. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims usually must be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Company’s contractual terms and conditions typically limit its liability to the sales value of the products which gave rise to the claims.

Financial instruments

The Company adopted on January 1, 2018 the new guidance on the recognition and measurement of financial instruments. Changes to current practice primarily affect the accounting for investments in equity securities, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. All equity investments in unconsolidated entities other than those accounted for using the equity method of accounting are measured at fair value through earnings (the available-for-sale classification disappears for these financial assets). For equity investments without readily determinable fair values, the cost method is also eliminated. Additionally, when the fair value option has been elected for financial liabilities, changes in fair value due to instrument-specific credit risk will be recognized separately in other comprehensive income. The new guidance on financial liabilities has had no impact for the Company as the fair value option has not been elected on any existing debt. On the $11 million traded equity securities held as available-for-sale financial assets as at December 31, 2017, the Company applied the modified retrospective transition method and reclassified an immaterial amount to Retained Earnings corresponding to the cumulative effect upon adoption of the new guidance as the total amount of changes in fair value previously reported in Accumulated Other Comprehensive Income for these instruments. Concerning equity investments without readily determinable fair values, the Company has elected to apply the measurement alternative permitted by the new guidance consisting of reporting these investments at cost, less impairment, adjusted for subsequent observable price changes, on its cost-method investment portfolio, which amounted to $12 million as at June 30, 2018.

Cash flow

The Company adopted on January 1, 2018 amended guidance on clarifying the cash flow classification of certain topics. The issues addressed are debt prepayment or debt extinguishment costs (Issue 1); settlement of zero-coupon debt instruments (Issue 2); contingent consideration payments made after a business combination (Issue 3); proceeds from the settlement of insurance claims (Issue 4); proceeds from settlement of corporate-owned life insurance (COLI) policies, including bank-owned life insurance (BOLI) policies (Issue 5); distributions received from equity method investments (Issue 6); beneficial interests in securitization transactions (Issue 7) and separately identifiable cash flows and application of the predominance principle (Issue 8). The Company also adopted the new guidance addressing the presentation of restricted cash in the cash flow statement, by requiring that the financial statement explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, with a mandatory reconciliation of this total to amounts on the balance sheet and disclosure about the nature of the restrictions. The guidance was applied retrospectively and has had no material impact on the Company’s statements of cash flows.

Accounting pronouncements that are not yet effective and have not been adopted by the Company

In February 2016, the FASB issued new guidance on lease accounting. As a lessee, an entity will need to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability. Additionally, when applying the new guidance, lessees will have to identify leases embedded in a contract. For income statement purposes, the new guidance is still based on a dual model, requiring leases to be classified as either operating or finance leases. Classification criteria are largely similar to current lease accounting guidance, except that the new guidance does not contain explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition guidance. Existing sale-leaseback guidance has been replaced with a new model applicable to both lessees and lessors. The new guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those years. The guidance is required to be applied with a modified retrospective approach. The Company will adopt the new guidance when effective and is completing the inventory of existing leasing contracts and is implementing a software package to be used for managing the accounting of the leases.

In June 2016, the FASB issued new guidance on measuring credit losses for financial instruments. The objective of the new guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, primarily financial assets measured at amortized cost and available-for-sale debt securities, and other commitments to extend credit held by a reporting entity at each reporting date. The amended guidance replaces the incurred loss impairment methodology applied in current practice with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit losses estimates. The new guidance is effective for public companies for fiscal years beginning after December 15, 2019, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.

In January 2017, the FASB simplified the accounting for goodwill impairment by removing step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The amended guidance is effective for public companies for annual and interim periods in fiscal years beginning after December 15, 2019, with early application permitted for goodwill impairment tests with measurement dates after January 1, 2017. The Company will adopt the new guidance when effective.

In August 2017, the FASB issued its expected improvements to hedge accounting. The changes to existing guidance are intended to align hedge accounting with companies’ risk management strategies by simplifying the application of hedge accounting and enlarging the scope and results of hedging programs. The amendments to the existing guidance include designation of hedged items, effectiveness measurement, presentation and disclosure. The amended guidance is effective for public companies for fiscal years beginning after December 15, 2018, with early application permitted in any interim period after issuance of the amended guidance. The Company is currently assessing the impact the improvements to hedge accounting may have on its consolidated financial statements.

6.	Revenues

6.1	Nature of goods and services

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which include the production and sale of both silicon chips and Smartcards.

The following is a description of principal activities – separated by reportable segments – from which the Company generates its revenue. For more detailed information about reportable segments, see Note 28.

•
Automotive and Discrete Group (ADG) is comprised of dedicated automotive ICs (both digital and analog and covering all key application areas in the car), and discrete and power transistor products for all market segments (including both power products and protection devices serving mainly Industrial, Power Management, Telecom, Computer & Peripherals as well as automotive applications).

•
Analog, MEMS and Sensors Group (AMS) is comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, subsystems, and Imaging Product Division (including the sensors and modules from the Company’s Time-of-Flight technology).

•
Microcontrollers and Digital ICs Group (MDG) is comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

Commencing in the fourth quarter of 2017, the Company transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Additionally, effective January 1, 2018, the Subsystems business unit was transferred from Others to AMS. Prior periods have been restated accordingly.

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions, which require judgment. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.

6.2	Revenue recognition and disaggregation

The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected lengths of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

The payment terms range between 30 and 90 days.

The following tables present the Company’s consolidated net revenues disaggregated by product group, geographical region of shipment and nature.

	Three months ended		Six months ended
	June 30, 2018	July 1, 2017	June 30, 2018	July 1, 2017
	(In millions)
Net revenues by product group
Automotive and Discrete Group (ADG)	870	755	1,687	1,463
Analog, MEMS and Sensors Group (AMS)	613	553	1,268	1,071
Microcontrollers and Digital ICs Group (MDG)	782	612	1,532	1,205
Others	4	3	7	5
Total revenues	2,269	1,923	4,494	3,744

Net revenues by geographical region of shipment(1)
EMEA	635	522	1,248	1,022
Americas	314	250	607	511
Asia Pacific	1,320	1,151	2,639	2,211
Total revenues	2,269	1,923	4,494	3,744

Net revenues by nature
Revenues from sale of products	2,211	1,884	4,393	3,660
Revenues from sale of services	39	27	70	68
Other revenues	19	12	31	16
Total revenues	2,269	1,923	4,494	3,744

Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	1,384	1,259	2,780	2,464
Distribution	885	664	1,714	1,280
Total revenues	2,269	1,923	4,494	3,744

(1)
Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)
Original Equipment Manufacturers (“OEM”) are the end-customers to which the Company provides direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that the Company engages to distribute its products around the world.

6.3	Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

7.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended		Six months ended
	June 30, 2018	July 1, 2017	June 30, 2018	July 1, 2017
Research and development funding	10	16	21	32
Exchange gain, net	1	1	3	2
Patent costs, net of reversal of unused provisions	(2)	(3)	(5)	(3)
Gain on sale of businesses and non-current assets	1	1	7	2
Other, net	1	-	-	(1)
Total	11	15	26	32

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 26.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

Gain on sale of businesses and non-current assets for the first half of 2018 was related to the sale of one of the Company’s non-strategic cost-method investments.

8.	Impairment, Restructuring Charges and Other Related Closure Costs

The Company did not incur any significant impairment, restructuring charges and other related closure costs in the second quarter of 2018.

Impairment, restructuring charges and other related closure costs incurred in the first half of 2018 are summarized as follows:

	Six months ended on June 30, 2018
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(20)	-	(20)
Total	-	(20)	-	(20)

Impairment, restructuring charges and other related closure costs incurred in the second quarter of 2017 are summarized as follows:

	Three months ended on July 1, 2017
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(3)	-	(3)
Other restructuring initiatives	-	(3)	-	(3)
Total	-	(6)	-	(6)

	Six months ended on July 1, 2017
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(11)	-	(11)
EPS restructuring plan	-	5	-	5
Long-lived asset impairment charge	-	(5)	-	(5)
Total	-	(11)	-	(11)

Impairment charges

No significant impairment charges were incurred in the first half of 2018 and 2017.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at June 30, 2018 are summarized as follows:

	Set-top Box restructuring plan	$600-650 million net opex plan	EPS restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2017	39	7	3	3	52

Charges incurred in 2018	20	-	-	-	20

Amounts paid	(14)	(6)	(1)	(3)	(24)

Currency translation effect	(2)	-	-	-	(2)

Provision as at June 30, 2018	43	1	2	-	46

•	$600-650 million net opex plan

In 2013, the Company committed to restructuring actions to reduce operating expenses, net of R&D grants to the level of $600 to $650 million on a quarterly basis. In the first half of 2018, the Company paid $6 million for the settlement of an existing unused lease arrangement in one of its locations in Europe.

•	EPS restructuring plan

In 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting savings in the former Embedded Processing Solutions business.

•	Set-top Box restructuring plan

In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review that may affect approximately 1,400 employees worldwide, which includes about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the United States of America. The Company recorded in the first half of 2018 $20 million of restructuring charges for this plan relating to employee termination benefits, primarily for voluntary terminations in France where the voluntary leave plan was completed.

•	Other restructuring initiatives

In 2017, the Company announced a restructuring plan affecting approximately 300 employees through voluntary leaves in one of its back-end operations. The $3 million employee termination benefits payable as at December 31, 2017 were fully paid during the first half of 2018. The plan is fully completed.

Total impairment, restructuring charges and other related closure costs

The Set-top Box restructuring plan was expected to result in pre-tax charges of approximately $170 million. Restructuring charges, totaling $137 million, were incurred as of June 30, 2018. The plan was subsentially completed in 2018.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of employees involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

9.	Interest expense, Net

Interest expense, net consisted of the following:

	Three months ended		Six months ended
	June 30, 2018	July 1, 2017	June 30, 2018	July 1, 2017
Income	11	6	21	11
Expense	(13)	(10)	(26)	(20)
Total	(2)	(4)	(5)	(9)

Interest income is related to the cash and cash equivalents held by the Company. Interest expense recorded in the first half of 2018 included a $19 million charge on the senior unsecured convertible bonds issued on July 3, 2017, that was, mainly, a non-cash interest expense resulting from the accretion of the discount on the liability component. Net interest includes also charges related to the banking fees and the sale of trade and other receivables.

10.	Income Taxes

Income tax expense is as follows:

	Three months ended		Six months ended
	June 30, 2018	July 1, 2017	June 30, 2018	July 1, 2017
Income tax benefit (expense)	(21)	(19)	(44)	(34)

The annual estimated effective tax rate method was applied, as management believes it provides a reliable estimate of the expected 2017 and 2018 income tax expense on an interim basis.  During the second quarter and first half of 2018, the Company registered an income tax expense of $21 million and $44 million, respectively, reflecting the estimated annual effective tax rate in each of its jurisdictions, applied to the second quarter of 2018 consolidated result before taxes. In addition, the Company’s income tax included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority. All unrecognized tax benefits affect the effective tax rate, if recognized.

The U.S. Tax Cuts and Jobs Act (the Tax Act) enacted on December 22, 2017, introduced significant changes to U.S. income tax law. Effective 2018, the Tax Act reduced the U.S. statutory tax rate from 35% to 21% and created new taxes on certain foreign-sourced earnings and certain intercompany payments. Due to the timing of the enactment and the complexity involved in applying the provisions of the Tax Act, the Company made reasonable estimates of the effects and recorded provisional amounts in its financial statements as of December 31, 2017. This resulted in an additional tax expense in 2017 of $46 million. As the Company collects and prepares necessary data, and interpret the Tax Act and any additional guidance issued by the U.S. Treasury Department, the Internal Revenue Service (IRS), and other standard-setting bodies, the Company may adjust the provisional amounts. Those adjustments may materially affect the Company’s provision for income taxes and effective tax rate in the period in which the adjustments are made. The adjustments made in the second quarter of 2018 were not significant. The accounting for the tax effects of the Tax Act will be completed later in 2018.

11.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three months ended		Six months ended
	June 30, 2018	July 1, 2017	June 30, 2018	July 1, 2017

Basic EPS

Net income attributable to parent company	261	151	500	258
Weighted average shares outstanding	897,886,876	884,838,611	897,253,192	884,165,669

Basic EPS	0.29	0.17	0.56	0.29

Diluted EPS

Net income attributable to parent company	261	151	500	258
Weighted average shares outstanding	897,886,876	884,838,611	897,253,192	884,165,669
Dilutive effect of stock awards	9,299,479	7,698,596	9,438,962	7,978,681
Dilutive effect of convertible bonds	8,374,368	18,576,528	8,451,552	14,402,463
Number of shares used in calculating diluted EPS	915,560,723	911,113,735	915,143,706	906,546,813
Diluted EPS	0.29	0.17	0.55	0.28

12.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the six months ended June 30, 2018:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Debt Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total

December 31, 2017	45	-	(166)	768	647

Cumulative tax impact	-	-	41	-	41

December 31, 2017, net of tax	45	-	(125)	768	688

OCI before reclassifications	(49)	(4)	-	(56)	(109)

Amounts reclassified from AOCI	(45)	-	5	-	(40)

OCI for the six months ended June 30, 2018	(94)	(4)	5	(56)	(149)

Cumulative tax impact	-	-	(1)	-	(1)

OCI for the six months ended June 30, 2018, net of tax	(94)	(4)	4	(56)	(150)

June 30, 2018	(49)	(4)	(161)	712	498

Cumulative tax impact	-	-	40	-	40

June 30, 2018, net of tax	(49)	(4)	(121)	712	538

Items reclassified out of Accumulated Other Comprehensive Income for period ended June 30, 2018 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges

Foreign exchange derivative contracts	32	Cost of sales

Foreign exchange derivative contracts	3	Selling, general and administrative

Foreign exchange derivative contracts	10	Research and development

		Income tax benefit (expense)

	45	Net of tax

Defined benefit pension plan items

Amortization of actuarial gains (losses)	(2)	Research and development (1)

Amortization of actuarial gains (losses)	(2)	Selling, general and administrative (1)

		Income tax benefit (expense)

	(4)	Net of tax

Total reclassifications for the period attributable to the Company’s stockholders	41	Net of tax

(1)	These items are included in the computation of -net periodic pension cost, as described in Note 22.

13.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at June 30, 2018 and December 31, 2017 are detailed in the table below:

	December 31, 2017	Purchase	Sale / Settlement	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	June 30, 2018
U.S. Treasury debt securities	431	-	-	(2)	-	-	429
Total	431	-	-	(2)	-	-	429
*Other Comprehensive Income

As at June 30, 2018, the Company held $429 million of U.S. Treasury debt securities, of which $99 million were U.S. Treasury Bills, which were acquired in 2017 and transferred to a financial institution with high credit quality as part of a short-term securities lending transaction. In the second quarter of 2018, the Company transferred $150 million U.S. Treasury Bonds as part of additional short-term securities lending transactions. These transactions were concluded in compliance with the Company’s policy to optimize the return on its short-term interest rate investments, always placed with institutions with high credit rating. The Company, acting as the securities lender, does not hold any collateral on the unsecured securities lending transactions. The Company retains effective control on the transferred securities.

The debt securities had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.4 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at June 30, 2018, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at June 30, 2018. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.  The aggregated amortized cost basis of these securities totaled $432 million as at June 30, 2018.

14.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	As at June 30, 2018	As at December 31, 2017
Trade accounts receivable	1,120	1,164
Allowance for doubtful accounts	(14)	(15)
Total	1,106	1,149

The Company enters from time to time into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at June 30, 2018 and December 31, 2017, there were no trade accounts receivable sold without recourse.

15.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the unused capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve, consisted of the following:

	As at June 30, 2018	As at December 31, 2017
Raw materials	144	125
Work-in-process	947	787
Finished products	468	423
Total	1,559	1,335

16.	Goodwill

Goodwill allocated to reportable segments and changes in the carrying amount of goodwill were as follows:

	Automotive and Discrete Group (ADG)	Microcontrollers and Digital ICs Group (MDG)	Analog, MEMS & Sensors Group (AMS)	Others	Total
December 31, 2017	-	121	2	-	123
Foreign currency translation	-	(2)	-	-	(2)
June 30, 2018	-	119	2	-	121

17.	Other intangible assets

Other intangible assets consisted of the following:

June 30, 2018	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	681	(583)	98
Contractual customer relationships	5	(5)	-
Purchased & internally developed software	447	(392)	55
Construction in progress	45	-	45
Other intangible assets	65	(65)	-
Total	1,243	(1,045)	198

December 31, 2017	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	668	(566)	102
Contractual customer relationships	5	(5)	-
Purchased & internally developed software	440	(383)	57
Construction in progress	50	-	50
Other intangible assets	65	(65)	-
Total	1,228	(1,019)	209

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

Amortization expense was $30 million for both the first half of 2018 and 2017.

The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:

Year
Remainder of 2018	39
2019	65
2020	48
2021	28
2022	14
Thereafter	4
Total	198

18.	Property, plant and equipment

Property, plant and equipment consisted of the following:

June 30, 2018	Gross Cost	Accumulated Depreciation	Net Cost

Land	80	-	80
Buildings	895	(480)	415
Facilities & leasehold improvements	3,114	(2,748)	366
Machinery and equipment	14,708	(12,510)	2,198
Computer and R&D equipment	390	(345)	45
Other tangible assets	116	(96)	20
Construction in progress	286	-	286
Total	19,589	(16,179)	3,410

December 31, 2017	Gross Cost	Accumulated Depreciation	Net Cost

Land	81	-	81
Buildings	891	(479)	412
Facilities & leasehold improvements	3,074	(2,782)	292
Machinery and equipment	14,529	(12,569)	1,960
Computer and R&D equipment	397	(351)	46
Other tangible assets	118	(99)	19
Construction in progress	284	-	284
Total	19,374	(16,280)	3,094

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, machinery and equipment and other tangible assets include assets acquired under capital lease. The net cost of assets under capital lease was less than $1 million both at June 30, 2018 and December 31, 2017.

The depreciation charge, which includes amortization for capital leases, was $348 million and $276 million for the first half of 2018 and 2017, respectively.

19.	Long-Term Investments

Long-Term Investments consisted of the following:

	June 30, 2018	December 31, 2017
Equity-method investments	46	45
Cost-method investments	12	12
Total	58	57

Equity-method investments

Equity-method investments as at June 30, 2018 and December 31, 2017 were as follows:
	June 30, 2018		December 31, 2017
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	46	50.0%	45	50.0%
Total	46		45

ST-Ericsson SA, in liquidation

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.

The Company evaluated that ST-Ericsson SA was a variable interest entity (VIE). The Company determined that it controlled ST-Ericsson SA and therefore consolidated ST-Ericsson SA.

On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of June 30, 2018.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners. ST-Ericsson SA entered into liquidation on April 15, 2014.

Cost-method investments

Cost-method investments as at June 30, 2018 are equity securities with no readily determinable fair value. As described in Note 9, the Company sold in the first half of 2018 its stake in one of its non-strategic investments measured at cost, which was fully impaired at the time of the sale. Upon the adoption on January 1, 2018 of the new guidance on the recognition and measurement of investments in equity securities, the Company elected the measurement alternative permitted by the new guidance on investments with no readily determinable fair value. No adjustments or impairment losses due to observable price changes were reported on these investments during the first half of 2018.

Cost-method investments mainly include the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first half of 2018 and currently has no requirement or intent to provide further financial support to the joint venture.

20.	Other Non-current Assets

Other non-current assets consisted of the following:

	As at June 30, 2018	As at December 31, 2017
Equity securities	20	20
Long-term State receivables	335	417
Long-term receivables from third parties	1	1
Prepaid for pension	-	1
Deposits and other non-current assets	35	36
Total	391	475

Following the adoption on January 1, 2018 of the new guidance on the recognition and measurement of financial investments, equity securities previously held as available-for-sale instruments, which totaled $11 million as at December 31, 2017, are measured at fair value through earnings. The Company applied upon adoption the modified retrospective transition method and reclassified an immaterial amount to Retained Earnings corresponding to the cumulative effect upon adoption of the new guidance as the total amount of changes in fair value previously reported in Accumulated Other Comprehensive Income for these instruments. No significant amount of unrealized gains and losses was reported on these instruments during the first half of 2018.

Long-term State receivables include receivables related to funding and receivables related to tax refunds. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refunds correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

During the second quarter of 2018, the Company entered into a factoring transaction to accelerate the realization in cash of some non-current assets. As at June 30, 2018, $122 million of the non-current assets were sold without recourse, with a financial cost of less than $1 million.

21.	Long-term debt

Long-term debt consisted of the following:

	June 30, 2018	December 31, 2017

Funding program loans from European Investment Bank:
3.56% due 2020, floating interest rate at Libor + 1.199%	37	38
3.37% due 2020, floating interest rate at Libor + 1.056%	83	83
0.59% due 2020, floating interest rate at Euribor + 0.917%	44	45
3.05% due 2021, floating interest rate at Libor + 0.525%	120	120
3.06% due 2021, floating interest rate at Libor + 0.572%	115	115
Dual tranche senior unsecured convertible bonds
Zero-coupon due 2022 (Tranche A)	672	662
0.25% due 2024 (Tranche B)	625	616
Other funding program loans:
0.31% (weighted average), due 2018-2023, fixed interest rate	19	20
Other long-term loans:
0.41% (weighted average), due 2018, fixed interest rate	-	1
0.87% (weighted average), due 2020, fixed interest rate	1	1
Total long-term debt	1,716	1,701
Less current portion	(118)	(118)
Total long-term debt, less current portion	1,598	1,583

On July 3, 2017, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54 dollar, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs on the newly issued convertible debt totaled $203 million as at June 30, 2018. As at June 30, 2018, the Company stock price exceeded the conversion price of the new convertible bonds. This excess corresponds to 5.2 million shares or $115 million.

In August 2017, the Company signed a new medium term credit facility with the the European Investment Bank (“EIB”) for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of June 30, 2018, no amount was drawn as part of this new credit facility.

22.	Post Employment and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of June 30, 2018, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits		Pension Benefits
	Three months ended		Six months ended
	June 30, 2018	July 1, 2017	June 30, 2018	July 1, 2017
Service cost	(7)	(7)	(14)	(13)
Interest cost	(6)	(6)	(12)	(12)
Expected return on plan assets	6	5	11	9
Amortization of actuarial net (loss) gain	(2)	(2)	(4)	(5)
Net periodic benefit cost	(9)	(10)	(19)	(21)

(1) With the Company’s adoption of the new guidance on the presentation of net periodic benefit cost in the Consolidated Statement of Income, $5 million and $6 million, representing all defined benefit plan expense components other than service cost in the first half of 2018 and 2017, respectively, were recognized outside of Operating income in “Other components of pension benefit costs” in the Company’s Consolidated Statements of Income. Service cost was recognized within Operating income. Comparative numbers were restated accordingly. As a practical expedient, the Company used the amounts disclosed in its pension and other postretirement benefit plan note for the prior comparative periods as the estimation basis for applying the retrospective presentation requirements. See Note 5 for additional information.

	Other long-term benefits		Other long-term benefits
	Three months ended		Six months ended
	June 30, 2018	July 1, 2017	June 30, 2018	July 1, 2017
Service cost	(1)	(1)	(2)	(1)
Interest cost	(1)	-	(1)	(1)
Net periodic benefit cost	(2)	(1)	(3)	(2)

Employer contributions paid and expected to be paid in 2018 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2017.

23.	Dividends

The Annual General Meeting of Shareholders held on May 31, 2018 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019. The amount of $48 million related to the first installment was paid during the second quarter of 2018. The remaining portion of the first instalment and the $0.18 per share cash dividend corresponding to the last three instalments totaled $168 million and is presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of June 30, 2018.

In the Annual General Meeting of Shareholders held on June 20, 2017, the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock was authorized, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid as of December 31, 2017. The remaining portion of the third installment amounting to $7 million and the fourth installment of $53 million were paid in the first half of 2018.

The Annual General Meeting of Shareholders held on May 25, 2016 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid as of December 31, 2016. The remaining portion of the third installment amounting to $6 million and the fourth installment of $53 million were paid in the first half of 2017.

24.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. Through June 30, 2018, 44,930,874 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 4,732,603 were transferred in the first half of 2018.

As of June 30, 2018, the Company held 9,787,531 treasury shares.

25.	Contingencies, Claims and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of June 30, 2018, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

26.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

Foreign currency exchange risk

Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company and its subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at June 30, 2018, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	241	386
Currency collars	271	417

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	139

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and the majority of the Company’s liquidity is invested in floating interest rate instruments. As a consequence the Company is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.

Other market risk

As part of its ongoing investing activities, the Company might be exposed to equity security price risk. Therefore our procedures allow the Company to enter into certain hedging transactions.

For a complete description of exposure to market risks, including credit risk, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at June 30, 2018 and December 31, 2017 is presented in the table below:

	As at June 30, 2018		As at December 31, 2017
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	-	Other current assets	24

Currency collars	Other current assets	1	Other current assets	13
Total derivatives designated as a hedge:		1		37
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	4
Total derivatives not designated as a hedge:		1		4
Total Derivatives		2		41

	As at June 30, 2018		As at December 31, 2017
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(31)	Other payables and accrued liabilities	-
Currency collars	Other long-term liabilities	(1)
Currency collars	Other payables and accrued liabilities	(14)	Other payables and accrued liabilities	-
Total derivatives designated as a hedge:		(46)		-
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(4)	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		(4)		(1)
Total Derivatives		(50)		(1)

The effect on the consolidated statements of income for the three and six months ended June 30, 2018 and July 1, 2017, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at June 30, 2018 and December 31, 2017 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended		Six months ended
	June 30, 2018	December 31, 2017		June 30, 2018	July 1, 2017	June 30, 2018	July 1, 2017
Foreign exchange forward contracts	(23)	18	Cost of sales	6	(3)	20	(12)
Foreign exchange forward contracts	(2)	2	Selling, general and administrative	-	-	2	(1)
Foreign exchange forward contracts	(8)	7	Research and development	-	-	6	(3)
Currency collars	(10)	12	Cost of sales	4	-	12	(2)
Currency collars	(1)	1	Selling, general and administrative	-	-	1	-
Currency collars	(5)	5	Research and development	1	-	4	(2)
Total	(49)	45		11	(3)	45	(20)

A total $49 million loss deferred as at June 30, 2018 in AOCI is expected to be reclassified to earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first half of 2018 and 2017. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars.

The effect on the consolidated statements of income for the three and six months ended June 30, 2018 and July 1, 2017 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain recognized in earnings
		Three months ended		Six months ended
		June 30, 2018	July 1, 2017	June 30, 2018	July 1, 2017
Foreign exchange forward contracts	Other income and expenses, net	8	1	12	4

Total		8	1	12	4

The Company did not enter into any derivative instrument containing credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented assets for a net amount of $1 million (composed of $1 million asset with a nil liability position) as at June 30, 2018. The fair value of these collars represented also liabilities for a net amount of $15 million (composed of $15 million liabilities and an immaterial asset amount) as at June 30, 2018. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $1 million and total liabilities of $35 million as at June 30, 2018.

27.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at June 30, 2018:

		Fair Value Measurements using
	June 30, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	429	429	-	-
Equity securities measured at fair value through earnings	20	20	-	-
Derivative instruments designated as cash flow hedge	1	-	1	-
Derivative instruments not designated as cash flow hedge	(46)	-	(46)	-
Derivative instruments designated as cash flow hedge	1	-	1	-
Derivative instruments not designated as cash flow hedge	(4)	-	(4)	-
Contingent consideration on business combinations	(12)	-	-	(12)
Total	(389)	449	(48)	(12)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2017:

		Fair Value Measurements using
	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	431	431	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	9	9	-	-
Derivative instruments designated as cash flow hedge	37	-	37	-
Derivative instruments not designated as cash flow hedge	4	-	4	-
Derivative instruments not designated as cash flow hedge	(1)	-	(1)	-
Contingent consideration on business combinations	(12)	-	-	(12)
Total	479	451	40	(12)

For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2018 and June 30, 2018 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2018	(12)
Revaluation of contingent consideration on business combination	-
June 30, 2018	(12)

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

No asset (liability) was measured at fair value on a non-recuring basis using significant unobservable inputs (Level 3) as at June 30, 2018.

For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2017 and July 1, 2017 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2017	(12)
Revaluation of contingent consideration on business combination	-
July 1, 2017	(12)

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities as at June 30, 2018 and December 31, 2017:

		As at June 30, 2018		As at December 31, 2017
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Cash equivalents (1)		1,581	1,581	1,303	1,303
Long-term debt
- Bank loans (including current portion)		419	419	423	423
- Senior unsecured convertible bonds (2)		1,297	1,804	1,278	1,860

(1)	Cash equivalents primarily correspond to deposits at call with banks.

(2)
The carrying amount of the senior unsecured convertible bonds issued on July 3, 2017 as reported above corresponds to the liability component only, since, at initial recognition, an amount of $242 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds. The initial recognition of the convertible bonds is further described in Note 21, Long-term Debt.

The table below details securities that were in an unrealized loss position as at June 30, 2018. The securities are segregated by investment type and length of time that the individual securities have been in a continuous unrealized position as at June 30, 2018.

	June 30, 2018
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
U.S. Treasury Bonds	429	(4)	-	-	429	(4)
Total	429	(4)	-	-	429	(4)

The table below details securities that were in an unrealized loss position as at December 31, 2017. The securities are segregated by investment type and length of time that the individual securities have been in a continuous unrealized position as at December 31, 2017.

	December 31, 2017
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
U.S. Treasury Bonds	332	(1)	-	-	332	(1)
Total	332	(1)	-	-	332	(1)

The methodologies used to estimate fair value are as follows:

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Marketable securities

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Equity securities measured at fair value through earnings

The fair value of these instruments is estimated based upon quoted market prices for the identical instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans was determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since their issuance on July 3, 2017. The fair value of these instruments is the observable price of the bonds on that market.

Cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

28.	Segment Reporting

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

The Company’s reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.

•
Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, subsystems, as well as the Imaging Products division (including the sensors and modules from the Company’s Time-of-Flight technology).

•
Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

Commencing in the fourth quarter of 2017, the Company transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Additionally, effective January 1, 2018, the Subsystems business unit was transferred from Others to AMS. Prior periods have been restated accordingly.

For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the Company’s segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

Net revenues by reportable segment:

	Three months ended		Six months ended
	June 30, 2018	July 1, 2017	June 30, 2018	July 1, 2017
Automotive and Discrete Group (ADG)	870	755	1,687	1,463
Analog, MEMS and Sensors Group (AMS)	613	553	1,268	1,071
Microcontrollers and Digital ICs Group (MDG)	782	612	1,532	1,205
Total net revenues of product segments	2,265	1,920	4,487	3,739
Others	4	3	7	5
Total consolidated net revenues	2,269	1,923	4,494	3,744

Operating income by reportable segment:

	Three months ended		Six months ended
	June 30, 2018	July 1, 2017	June 30, 2018	July 1, 2017
Automotive and Discrete Group (ADG)	84	65	174	104
Analog, MEMS and Sensors Group (AMS)	64	52	129	91
Microcontrollers and Digital ICs Group (MDG)	159	72	305	133
Total operating income of product segments	307	189	608	328
Others(3)	(18)	(8)	(50)	(15)
Total consolidated operating income(1) (2)	289	181	558	313

(1)	Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors Group (AMS). Prior periods have been restated accordingly.

(2)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.

(3)
Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, management reorganization expenses, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

Reconciliation of operating income of segments to the total operating income:

	Three months ended		Six months ended
	June 30, 2018	July 1, 2017	June 30, 2018	July 1, 2017

Total operating income of segments	307	189	608	328
Impairment, restructuring charges and other related closure costs	-	(6)	(20)	(11)
Unallocated manufacturing results	(7)	2	(5)	3
Strategic and other research and development programs and other non-allocated provisions(1)	(11)	(4)	(25)	(7)
Total operating loss Others	(18)	(8)	(50)	(15)
Total consolidated operating income	289	181	558	313

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 3, 2018	By:	/s/ Jean-Marc Chery

	Name:	Jean-Marc Chery
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board